AB 9/26



SEC Mail Processing Section

SEP - 4 2012

Washington DC 402

SECURI[TIES AND EXCHANGE COMMISS]ION
[W]ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIME BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 BROADWAY - 12th floor
(No. and Street)

NEW YORK (City) NEW YORK (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL RICHTER 212-824-5530
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name - *if individual, state last, first, middle name*)

515 SOUTH FLOWER STREET - 7th floor (Address) LOS ANGELES (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RICHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIME BROKERAGE LLC, as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



ANNA JACKSON LOCKWOOD
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. #01JA6136032
MY COMM. EXP. OCT. 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Grant Thornton

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2012

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2012

LIME BROKERAGE LLC
(A limited liability company)

TABLE OF CONTENTS



Grant Thornton LLP
515 S. Flower Street, 7th Floor
Los Angeles, CA 90071

T 213.627.1717
F 213.624.6793
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC as of June 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in page 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Regulations under the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare

the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Los Angeles, California
August 31, 2012

LIME BROKERAGE LLC
(A limited liability company)
Statement of Financial Condition
June 30, 2012

ASSETS		
Cash and cash equivalents	$	1,309,683
Accounts receivable		391,807
Due from clearing brokers		1,933,768
Due from other brokers		590,607
Property and equipment, less accumulated depreciation of $6,581,868		2,805,714
Intangibles - intellectual property, less accumulated amortization of $227,686		2,092,381
Due from parent company		2,930,963
Prepaid expenses and other assets		469,822
Total assets	$	12,524,745
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to other brokers	$	679,283
Accrued expenses and other liabilities		2,266,006
Total liabilities		2,945,289
MEMBER'S EQUITY		9,579,456
Total liabilities and member's equity	$	12,524,745

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Wedbush, Inc. ("Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). Prior to June 10, 2011, the Company was a wholly-owned subsidiary of Lime Brokerage Holdings LLC. The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. ("WSI"), a related party, ABN AMRO Clearing Chicago LLC ("ABN"), and Advantage Futures LLC ("Advantage"), pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transaction fees, consisting of customer commissions net of execution venue fees and rebates, on a trade-date basis. Execution and clearing costs incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

During the six month period ended June 30, 2012, certain leases were identified as not being accounted for in accordance with Accounting Standards Codification 840, *Leases*. Rent expense for those leases was previously accounted for on a cash basis. The impact of this adjustment was applied to opening Member's Equity and resulted in an aggregate change to opening Member's Equity of $326,365, inclusive of $59,761 of additional rent expense related to the year ended December 31, 2011.

During the six month period ended June 30, 2012, the Company changed the accounting principle regarding the accounting for the acquisition of the Company by the Parent. Previously, the acquisition was recorded at the Parent ; the Company changed the accounting principal to apply push-down accounting for the acquisition. The Company determined this accounting principle to be preferable as it more accurately reflects the impact of the acquisition on the Company's financial position and results of operations. The Company has retroactively applied this change. The impact of this change in accounting principle was an adjustment to opening Member's Equity of $1,670,134, inclusive of $65,558 of amortization expense related to the year ended December 31, 2011. As a result of this change in accounting principle, the Company has Intangibles – intellectual property of $1,656,507 as of June 30, 2012 and recognized $59,000 of amortization expense for the six months ended June 30, 2012.

Cash and cash equivalents represent deposits in banks.

Accounts receivable represent fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as all amounts outstanding are collectible.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are depreciated over 10 or 15 years.

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the sole member, Wedbush Inc, for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions. During the six months ended June 30, 2012, the Parent allocated $1,450,496 of current tax benefit and $480,467 of deferred tax benefit.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BUSINESS COMBINATION

In June 2011, the Company became a wholly owned subsidiary of Wedbush, Inc. pursuant to the Purchase Agreement. Former members of the Company received cash in exchange for their ownership interests in the Company (the "Acquisition"). The Company was indemnified by the former members for certain claims and contingencies described in the Purchase Agreement. The Acquisition was accounted for under the provisions of ASC Topic 805, Business Combinations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Cash	$ 619,703
Due from brokers	3,339,783
Property and equipment - net	3,651,143
Intangibles - intellectual property	1,770,067
Prepaid expenses and other assets	732,603
Total assets acquired	10,113,299
Due to brokers	834,790
Accrued expenses and other liabilities	800,700
Total liabilities assumed	1,635,490
Net assets acquired	$ 8,477,809

4. DUE FROM/TO CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At June 30, 2012, the Due from Clearing Brokers includes required deposits aggregating $800,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

5. DUE FROM/TO OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At June 30, 2012, $590,607 of net rebates were reported as Due from ECNs and Exchanges and $679,283 of net fees were reported as Due to ECNs and Exchanges.

6. PROPERTY AND EQUIPMENT

Details of property and equipment at June 30, 2012 are as follows:

Leasehold improvements	$ 2,388,673
Furniture	801,677
Equipment purchased for customers	45,932
Office equipment	943,984
Computer equipment	5,207,315
Subtotal	9,387,581
Less accumulated depreciation and amortization	6,581,868
Net	$ 2,805,713

7. INTANGIBLES - INTELLECTUAL PROPERTY

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,770,067 in intangible assets consisting of intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intangible asset.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company is amortizing this asset over 4 years.

The projected amortization of these assets for fiscal years ending June 30 is:

2013	$ 255,508
2014	255,508
2015	255,508
2016	152,383
2017	118,008
Thereafter	1,055,466

8. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

9. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2012, the Company's net capital was $315,086, which was $65,086 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 9.35:1. Prior period adjustments identified in Note 2 above were reflected in net capital computations as of June 30, 2012 and not reflected in net capital computations for prior periods. Management believes the events described in Note 2 would have caused other periods of non-compliance with the net capital rule during the six months ended June 30, 2012. Lime is reliant on the Parent for funding to maintain capital adequacy until such time as the Company's cash flows from operations are sufficient to meet regulatory capital requirements.

10. COMMITMENTS AND CONTINGENCIES

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. Management accrues for the settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the six month period ended June 30, 2012 amounted to $44,469. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2012, there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the six month period ending June 30, 2012 amounted to $355,505. The Company has posted a security deposit in the amount of $65,724.

On June 12, 2008, the Company entered into a noncancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the six month period June 30, 2012 amounted to $243,290. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2012, there have been no draw downs under this letter of credit.

As of June 30, 2012, future minimum lease payments due under the above leases are approximately as follows:

Year Ending June 30,	
2013	$ 1,294,600
2014	782,500
2015	622,500
2016	641,600
2017	658,200
Thereafter	818,600
Total office lease payments	$ 4,818,000

The Company subleases to affiliates space in its New York City office. For the year ended June 30, 2012, income from this sublease amounted to approximately $72,000, which is included in Other revenues on the Statement of Operations.

As part of its operations, the Company entered into multiple equipment leases, some of which are with a related party. The equipment leases range from 1-3 years. As of June 30, 2012, future minimum lease payments due under the equipment leases are approximately as follows.

Year Ending June 30,		
2013	$	364,000
2014		121,000
2015		80,000
Total equipment lease payments	$	565,000

11. RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2012, the Company entered into expense sharing transactions with related parties. As of June 30, 2012, the Company was due $151,366 from related parties. This amount is included in Prepaid and Other Assets on the Statement of Financial Condition.

The Company provided brokerage and technology services to a related party, Wedbush Securities, Inc. During the six months ended June 30, 2012, the Company reported $253,886 for brokerage services in Transaction Fee Revenue and $2.1 million for technology services in Other Revenues.

At June 30, 2012, the Company has determined that it had an income tax receivable of $2,930,963. This amount is included in Due from Parent Company on the Statement of Financial Condition.

At June 30, 2012, the Company had a clearing deposit of $250,000 with a related party.

12. 401(k) PLAN

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the "Wedbush 401(k) Plan") for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company did not elect to make such a matching contribution for the six month period ended June 30, 2012.

13. SUBSEQUENT EVENTS

As a result of the prior period adjustments to Member's Equity described above, the Company violated its minimum capital requirements during late July and early August 2012. As of July 31, 2012, the Company reported net capital of $61,209 which is below its minimum requirement of $250,000. The Parent contributed $500,000 of additional capital on August 17, 2012 and remitted $932,703 of the Due from Parent Company on August 24, 2012 which management believes cured the deficiency.

SUPPLEMENTARY INFORMATION

LIME BROKERAGE LLC

(A limited liability company)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
June 30, 2012

CREDITS - MEMBER'S EQUITY	$ 9,579,456
DEBITS	
Nonallowable assets	
Due from other brokers	353,162
Accounts receivable	391,807
Property and equipment, net of depreciation	2,805,714
Intangible and intellectual property net of amortization	2,092,381
Other assets	3,570,784
50% of FCM Deposit	25,000
Unsecured customer debits	24,878
Total debits	9,263,726
Net capital before haircuts	315,730
Less haircuts	-
Net capital	315,730
Minimum net capital requirement (under SEC Rule 15c3-1) - the greater of $250,000 or 6.67% of aggregate indebtedness ($196,353)	250,000
Minimum net capital requirement (under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement	250,000
Excess net capital	$ 65,730
Aggregate indebtedness	$ 2,945,289
Ratio of aggregate indebtedness to net capital	9.33 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II amended filing as of June 30, 2012.

